                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                       ----------------------------------


                                    FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------

                             Full title of the Plan:

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


       Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX CORPORATION

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                       GATX CORPORATION SALARIED
                                                          EMPLOYEES RETIREMENT
                                                              SAVINGS PLAN
                                                              (Name of Plan)
                                                       By: /s/ James  Conniff
                                                           James Conniff
                                                           Plan Administrator





Date:    June 28, 2002

Financial Statements and Supplemental Schedule

GATX Corporation Salaried Employees
Retirement Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-1124040
Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Assets Available for Benefits....................................2
Statements of Changes in Assets Available for Benefits.........................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)..............11

                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the following: (I) Registration statement No. 2-92404 on Form S-8 filed July 26, 1984 and (II) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated April 22, 2002 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001.


                                                              ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2002

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Ernst & Young LLP
April 22, 2002
Chicago, Illinois

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                                           DECEMBER 31
                                                     2001               2000
                                                 -------------------------------
ASSETS
Investments                                      $ 96,135,166       $108,602,792
Interest in Master Trust                           51,761,802         86,329,182
Employee contribution receivable                         --              244,049
Employer contribution receivable                       91,588            191,816
                                                 -------------------------------
                                                 $147,988,556       $195,367,839
                                                 ===============================


See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                      YEAR ENDED DECEMBER 31
                                                     2001               2000
                                                 -------------------------------
ADDITIONS
Contributions from GATX Corporation and
   subsidiaries                                  $   2,064,289    $   2,713,836
Participant salary deferrals                         6,365,319        8,010,398
Rollover contributions                                 576,384          939,398
Interest and dividend income                         3,715,128        6,536,784
Net investment (loss) income from Master Trust     (26,682,149)      30,488,024
Transfer from GATX Corporation Hourly
  Employees Retirement Savings Plan                       --             94,926
                                                 -------------------------------
                                                   (13,961,029)      48,783,366

DEDUCTIONS
Benefit payments                                   (21,625,750)     (17,042,493)
Administrative fee                                      (2,811)            (150)
Net realized and unrealized
   depreciation in fair value of investments       (11,789,693)     (11,993,271)
                                                 -------------------------------
Net (decrease) increase                            (47,379,283)      19,747,452
Assets available for benefits:
   Beginning of year                               195,367,839      175,620,387
                                                 -------------------------------
   End of year                                   $ 147,988,556    $ 195,367,839
                                                 ==============================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries which adopts the Plan upon authorization by GATX. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than $.50, as determined from time to time by GATX, for each $1.00 contributed by a participant, up to 6% of a participant's eligible compensation. At its discretion, the Company may contribute an additional matching contribution to eligible participants. Company contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited semimonthly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan. Participants requesting a loan on or after April 2, 2001, are charged with loan setup and maintenance fees.

          GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

RECLASSIFICATION

Certain reclassifications have been made to 2000 financial statements to conform with the 2001 presentation.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          GATX Corporation Salaried Employees Retirement Savings Plan

3.  INVESTMENTS

Except for investments held in a Master Trust (see Note 4), the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as follows:

                                                    YEAR ENDED DECEMBER 31
                                                    2001              2000
                                               ---------------------------------
Net realized and unrealized (depreciation)
   appreciation in fair value of investments:
     Mutual funds                              $(11,793,815)       $(12,005,258)
     Phillips Petroleum Company Securities            4,122              11,987
                                               ---------------------------------
                                               $(11,789,693)       $(11,993,271)
                                               =================================

Except for investments held in a Master Trust (see Note 4), the Plan held the following individual investments representing 5% or more of Plan assets:

                                                            DECEMBER 31
                                                      2001               2000
                                                 -------------------------------
At fair value:
   Fidelity Managed Income Portfolio II          $27,760,696         $27,980,711
   Spartan U.S. Equity Index Fund                 25,318,548          31,028,789
   Putnam Voyager Fund                            16,935,860          25,526,397
   Fidelity Equity-Income Fund                     9,646,279                   *

*Below 5% threshold.

4.  MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and the GATX Corporation Hourly Employees Retirement Savings Plan. Prior to December 31, 2000, the Master Trust also included assets of the GATX Logistics Inc. 401(k) Cash Accumulation Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2001 and 2000.

          GATX Corporation Salaried Employees Retirement Savings Plan

4.  MASTER TRUST (CONTINUED)

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                                            DECEMBER 31
                                                       2001             2000
                                                  ------------------------------
ASSETS
FMTC Institutional Cash Portfolio                 $      --        $    530,929
GATX Corporation common stock                       52,760,684       88,530,285

RECEIVABLES
Receivable for unsettled securities sold                  --            219,780
Other receivables                                       65,394            4,401

LIABILITIES
Payable for unsettled securities purchased            (246,331)        (177,828)
Other payables                                            --         (1,248,678)
                                                  ------------------------------
NET ASSETS                                         $ 52,579,747    $ 87,858,889
                                                  =============================


                                                       YEAR ENDED DECEMBER 31
                                                       2001            2000
                                                  ------------------------------
ADDITIONS
Contributions                                      $  3,152,337    $  4,205,072
Interest and dividend income                          2,113,565       2,293,400
                                                  ------------------------------
                                                      5,265,902       6,498,472
DEDUCTIONS
Benefit payments                                     (8,849,082)     (5,927,774)
Interfund transfers out (net)                        (2,463,500)     (4,710,094)
                                                  ------------------------------
                                                    (11,312,582)    (10,637,868)

Net realized and unrealized (depreciation)
   appreciation in fair value of common stock       (29,232,462)     29,402,306
Net assets at beginning of year                      87,858,889      62,595,979
                                                  ------------------------------
Net assets at end of year                          $ 52,579,747    $ 87,858,889
                                                  =============================

The Plan held a 98.4% and 98.3% interest in the Master Trust as of December 31, 2001 and 2000, respectively.

          GATX Corporation Salaried Employees Retirement Savings Plan

5.  NONPARTICIPANT DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant directed and nonparticipant directed investments, is as follows:

                                                             DECEMBER 31
                                                      2001               2000
                                                 -------------------------------
Investment, at fair value:
   Interest in the GATX Stock Fund                $  51,761,802     $ 86,329,182
                                                 ===============================

                                                       YEAR ENDED DECEMBER 31
                                                      2001               2000
                                                 -------------------------------
Changes in net assets:
   Company contributions                          $   2,160,652     $ 2,713,836
   Participant contributions                            815,401       1,073,764
   Rollover contributions                                65,102          46,997
   Interest and dividend income                       2,080,389       2,160,623
   Transfer to GATX Corporation Hourly
     Employees Retirement Savings Plan                     --           (57,407)
   Net realized and unrealized (depreciation)
     appreciation in fair value of common stock     (28,762,538)     28,327,402
   Benefits paid                                     (8,552,985)     (5,670,331)
   Interfund transfers                               (2,373,401)     (2,383,817)
                                                 -------------------------------
                                                  $ (34,567,380)    $26,211,067
                                                 ==============================

6.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

          GATX Corporation Salaried Employees Retirement Savings Plan

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                            DECEMBER 31
                                                      2001               2000
                                                  ------------------------------
Net assets available for benefits
   per the financial statements                    $147,988,556     $195,367,839
Less:
   Employee contribution receivable                        --            244,049
   Employer contribution receivable                      91,588          191,816
                                                  ------------------------------
Net assets available for benefits per the
   Form 5500                                       $147,896,968     $194,931,974
                                                  ==============================

The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                          YEAR ENDED
                                                        DECEMBER 31 2001
                                                          ------------

Contributions per the financial statements                $ 8,429,608
Add: Contribution receivable at beginning of year             435,865
Less: Contribution receivable at end of year                  (91,588)
                                                          -----------
Contributions per the Form 5500                           $ 8,773,885
                                                          ===========

8.  SUBSEQUENT EVENT

Effective March 1, 2002, participants with five or more years of service may transfer all or a portion of their Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. All Company matching contributions will continue to be deposited into the GATX Stock Fund.

                              Supplemental Schedule

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                       CURRENT
         IDENTITY OF ISSUER/DESCRIPTION OF ISSUE          SHARES        VALUE
--------------------------------------------------------------------------------

Fidelity Management Trust Company*:
   Fidelity Managed Income Portfolio II                 27,760,696   $27,760,696
   Spartan U.S. Equity Index Fund                          622,996    25,318,548
   Putnam Voyager Fund A                                   978,951    16,935,860
   Fidelity Equity Income Fund                             197,791     9,646,279
   PIMCO Total Return Fund - Administrative Class          472,977     4,947,334
   Vanguard Extended Market Index Fund                     137,748     3,180,601
   Templeton Foreign Fund A                                272,313     2,518,898
   State Street Research Aurora Fund - Class S              37,662     1,243,990
   Fidelity Freedom 2020 Fund                               46,840       589,251
   Fidelity Freedom 2030 Fund                               14,746       185,209
   Fidelity Freedom 2010 Fund                               13,288       167,560
   Delaware Trend Fund - Institutional Class                 7,672       141,010
   Fidelity Diversity International Fund                     5,188        98,992
   Phillips Petroleum Company Securities                     1,223        73,710
   Fidelity Freedom Income Fund                              6,295        68,809
   Fidelity Freedom 2000 Fund                                4,459        51,364
   Fidelity Freedom 2040 Fund                                5,669        41,897
Participant Loans (7% - 11.65% interest
   rates, various  maturities)                                         3,165,158
                                                                     -----------
                                                                     $96,135,166
                                                                     ===========

*Party in interest to the Plan.

                                                                              11